Exhibit 12.1
Solectron Corporation
Statement of Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended		Twelve Months Ended
	May 31		August 31
	2006	2005	2005	2004	2003	2002	2001
	(in millions)
Net income (loss)	$96.4	$(8.1)	$3.4	$(177.4)	$(3,452.6)	$(3,109.7)	$(123.9)
Discontinued operations (income) loss, net of tax	(16.7)	(14.2)	(13.9)	(85.0)	443.7	40.4	33.4
Income tax expense (benefit)	(0.8)	11.1	15.7	(3.3)	525.5	(450.0)	(35.9)

Income (Loss) from continuing operations before income tax expense (benefit)	$78.9	$(11.2)	$5.2	$(265.7)	$(2,483.4)	$(3,519.3)	$(126.4)
Add back: fixed charges	34.9	67.7	78.7	172.1	236.2	271.2	199.4

Earnings before fixed charges	$113.8	$56.5	$83.9	$(93.6)	$(2,247.2)	$(3,248.1)	$73.0

Fixed Charges:
Interest portion of rent expense	$14.1	$17.4	$22.2	$26.8	$29.1	$33.6	$24.6
Interest expense	20.8	50.3	56.5	145.3	207.1	237.6	174.8

Total fixed charges	$34.9	$67.7	$78.7	$172.1	$236.2	$271.2	$199.4

Ratio of earnings to fixed charges	3.3x	0.8x	1.1x	—	—	—	—

Deficiency of earnings to fixed charges (1)	$—	$—	$—	$(265.7)	$(2,483.4)	$(3,519.3)	$(126.4)

(1)	Earnings before fixed charges were inadequate to cover fixed charges for fiscal years 2001, 2002, 2003 and 2004.